Pacific Gold Corp.

157 Adelaide Street, West – Suite 600

Toronto, Ontario, Canada M5H 4E7

May 11, 2006

Via Fax and Edgar

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Attention: Jason Wynn, Esq.

Re:

Pacific Gold Corp.

SEC File No: 333-133008

Ladies and Gentlemen:

In connection with the Registration Statement on Form SB-2, File  No. 333-133008, of Pacific Gold Corp. (“Company”), the undersigned hereby requests acceleration of the effective date of said Registration Statement to 2:00 p.m. on May 12, 2006, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PACIFIC GOLD CORP.

By:_/S/ Mitchell Geisler________

Mitchell Geisler,

Chief Operating Officer